UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42835

HANG FENG TECHNOLOGY INNOVATION CO., LTD.
(Exact name of registrant as specified in its charter)

Unit 2806, 28/F, Tower One, Lippo Centre

No. 89 Queensway, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Explanatory Note

Hang Feng Technology Innovation Co., Ltd. (the “Company”) is saddened to report that Mr. Wong Yiu Kit Ernest, a member of the Company’s Board of Directors (the “Board”), the chair of the Board’s Audit Committee, and a member of the Compensation Committee and Nominating and Corporate Governance Committee, passed away on January 24, 2026. The Company is grateful for Mr. Wong’s dedication and service to the Company. The Company’s management and Board extends their sincere condolences to Mr. Wong’s family.

Pursuant to Nasdaq Listing Rule 5615(b), the Company is eligible for certain phase-in periods (the “Phase-in Period”) before it is required to fully comply with provisions of the majority independent board requirement of Nasdaq Listing Rule 5605(b), the audit committee requirements for Nasdaq Listing Rule 5605(c)(2), and the independent nominations and compensation committee requirements of Nasdaq Listing Rules 5605(d)(2) and 5605(e)(1)(B). The Company intends to appoint a new independent director prior to the end of the cure period to fill in the vacancy resulted from Mr. Wong’s passing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hang Feng Technology Innovation Co., Ltd.

Date: January 28, 2026	By:	/s/ XU Zhiheng
	Name:	XU Zhiheng
	Title:	Chief Executive Officer

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